File No. 70-09157



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 2 TO


                              FORM U-1 APPLICATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                                BL Holding Corp.
                              One MetroTech Center
                            Brooklyn, New York 11201

                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None
                 (Name of top registered holding company parent
                         of each applicant or declarant)

Robert R. Wieczorek                                Kathleen A. Marion
Vice President, Secretary                          Vice President and
  and Treasurer                                      Corporate Secretary
KeySpan Energy Corporation                         Long Island Lighting Company
One MetroTech Center                               175 East Old Country Road
Brooklyn, New York 11201                           Hicksville, New York 11801

                    (Name and address of agents for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

Lance D. Myers                         Leonard P. Novello
Cullen and Dykman                      Senior Vice President and General Counsel
177 Montague Street                    Long Island Lighting Company
Brooklyn, New York  11201              175 East Old Country Road
                                       Hicksville, New York  11801

         This Amendment No. 2 on Form U-1/A to the Form U-1 of BL Holding Corp. is being filed for the following purposes:

         1. To amend the seventh paragraph of Item 1 to read as follows:

Item 1. Description of the Proposed Transactions.

Description of the Parties

2. BL Holding Corp.

          (a)  KeySpan Energy Corporation

               (i) Brooklyn Union distributes natural gas in the New York City Boroughs of Brooklyn, Staten Island and Queens and is regulated by the Public Service Commission of the State of New York ("NYSPSC"). Brooklyn Union is a "gas utility company" under section 2(a)(4) of the Act. As of December 31, 1997, Brooklyn Union had approximately 1,138,096 active meters, of which approximately 1,093,000 were residential. Also as of December 31, 1997, Brooklyn Union had total revenues of approximately $1,356.9 million. Brooklyn Union's service territory is approximately 187 square miles. The population of the territory served is approximately 4 million persons.


         2. To amend the fifteenth paragraph of Item 3 to read as follows:

Item 3. Applicable Statutory Provisions.

3.        Discussion

Treatment of T&D Manager under Section 2(a)(3)

         In evaluating the activities of the T&D Manager, the Applicant believes that the following factors demonstrate that the T&D Manager is not an "electric utility company."

         3. To amend the first paragraph of Item 5 to read as follows:

Item 5. Procedure.

         The Commission issued and published the requisite notice under Rule 23 with respect to the filing of the Application on March 6, 1998 (Release No. 35-26838) and such notice specified a date not later than March 30, 1998 by which comments were to be entered. The Commission is respectfully requested to reserve jurisdiction over the Application as it relates to the Combination pending completion of the record and to issue its order granting and permitting this Application as it relates to the Modified Combination and the LIPA Transaction as soon as practicable.

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                             BL HOLDING CORP.

                             By:  LONG ISLAND LIGHTING COMPANY



                                By: /s/ Theodore A. Babcock
                                    --------------------------
                                Name: Theodore A. Babcock
                                Title: Vice President and Treasurer

                            By:  KEYSPAN ENERGY CORPORATION


                                  By: /s/ Anne C. Jordan
                                      ----------------------
                                  Name: Anne C. Jordan
                                  Title: Vice President



Date:  May 15, 1998